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                                                                   Exhibit 99.5


                                                              February 26, 1996

SIFE Trust Fund
c/o SIFE, a California Corporation
490 North Wiget Lane
Walnut Creek, CA 94598

      Re:   Rule 24f-2 Notice for SIFE Trust Fund
            File No. 2-17277
            ----------------

Ladies and Gentlemen:

I am the duly appointed and acting General Counsel of SIFE Trust Fund (the "Trust Fund"), and have acted as such in connection with the preparation and filing of a Rule 24f-2 Notice, dated February 14, 1996, filed with the Securities and Exchange Commission pursuant to Section 24(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 24f-2 promulgated thereunder, regarding certain investment units representing beneficial interests in SIFE Trust Fund issued pursuant to participating agreements
(the "Units").

In my opinion, the Units which were registered and sold by the Trust Fund pursuant to Section 24(f) of the 1940 Act in the fiscal year ended December 31, 1995 were, when sold and paid for in accordance with the provisions of the participating agreements described in the preceding paragraph, legally issued, fully paid and non-assessable.

I am a member of the bar of the State of California, and my opinion is limited to the laws of that state and the federal laws of the United States of America. Neither this opinion nor any extract herefrom or reference hereto shall be published or delivered to any other person or relied upon for any other purpose without my express written consent; provided, however, that I understand that this opinion is being given in connection with the filing of the Trust Fund's Rule 24f-2 Notice, dated February 14, 1995, and hereby consent to the inclusion of my opinion as an exhibit thereto.

                                       Very truly yours,



                                       Robert Linderman
                                         General Counsel